ASX and NASDAQ Market Announcement and Media Release

27 March 2019

Genetic Technologies (ASX: GTG; Nasdaq: GENE) **Asian operations established in Hainan, China.**

<u>Highlights</u>

- **Genetic Technologies establishes Asian operations in China.**
- **The move into Asia includes the formation of Genetic Technologies HK Limited and Hainan Aocheng Genetic Technologies Co. Ltd. In Hong Kong and Hainan, China respectively**
- **Genetic Technologies to gain access to the Chinese health market (1).**

Genetic Technologies Limited ("Company"), a provider of world-leading genetic risk assessment test products is pleased to announce that it has now established its Asian operations within the Hainan Resort Software Community ("HRSC") Free Trade Zone.

Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market (1). As a part of the HRSC, Genetic Technologies will receive assistance in obtaining China FDA approval for the Company's new and growing portfolio of genetic risk assessment tests, dramatically fast-tracking the 'pathway to sales' process. In addition, as a part of the HRSC, the Company can take advantage of significant tax benefits, subsidies, and facilitated investment.

HRSC market entry support includes:

- Marketing assistance – providing a link with government sectors, hospitals and other Chinese based health enterprises
- Obtaining test samples to undertake new product development specifically for the Chinese ethnic population
- Chinese corporate registry support
- Office space in the Free Trade Zone precinct and complimentary accommodation for GTG staff
- Provision of a Dedicated HRSC Business Development Director (Mr York Yin)

"The Hainan Provincial Government has established a world-class technology zone in Hainan and we are delighted that Genetic Technologies has joined the medical pilot precinct" Mr Yin said.

(1) The Chinese Healthcare market has an estimated value in excess of US$925 billion – Statista Statistics Portal 2017.

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

 ASX and NASDAQ Market Announcement and Media Release HRSC is owned by China Electronics Corporation (CEC), a State Owned Enterprise of the China Central Government. The Companies approved to operate in China as part of the Hainan Free Trade Zone Initiative can take advantage of significant tax benefits, subsidies and facilitated investment. Dr Paul Kasian, Genetic Technologies’ Chairman and CEO said, “The establishment of operations in Hainan China is a significant step to advance the adoption of genetic risk assessment tests in China and in due course other parts of Asia. We are grateful for the support we have received from HRSC to date and acknowledge their commitment to continue to work with GTG to provide a meaningful contribution to the Healthy China 2030 Policy.” GTG Chairman and CEO, Dr Paul Kasian (front row, 3rd from left) proudly accepting the formal documentation to establish Genetic Technologies’ operations in Hainan, China. The establishment of operations follows on from the formal invitation to GTG from the Hainan Provincial Government (as announced to the market on 14 August 2018). This announcement referred to GTG forming a joint venture with Zishan for its China initiative, however the joint venture approach will not be progressing at this time. Instead, GTG through its 100% owned subsidiary HAGT with work to introduce its world-class genetic risk assessment tests to the Chinese market. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328 +61 3 8412 7000

TaphperCoopmriaptaenyco’sllmaboovreatiniotno Apsairat,nienrcsluindems tahinelafonrdmCahtiionna.oWf Geehnoeptiec TtheacthnGoTlGog’siegsrHowK iLnimg istueidte(tohfewHoornldg-(m“HedAiGciTnCeLa”)c.tHivAitGieTsC.”L will operate from within the Medical Pilot Zone established in what is known as ASX and NASDAQ Market Announcement and Media Release Dr Kasian said, “This is likely to include partnering with Chinese health and medical distribution companies and CFDA accredited genetic testing laboratory operations. The HRSC Team will help us find Kleoandginhgolgdeinngetcicomripskanaysisnevsesmstmenetnttevsethpicrloed) uanctds Hwaiilnl abneAcoomcheencgenGteranlettioc TCehcihnna’oslofguiteusreCop. rLetvdentative “the Hainan Smart City”, a precinct that already includes many world-renowned technology companies. HRSC is owned by China Electronics Corporation (CEC), a State Owned Enterprise of the China Central Government. Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. The Companies approved to operate in China as part of the Hainan Free Trade Zone Initiative can take advantage of significant tax benefits, subsidies and facilitated investment. Dr Paul Kasian, Genetic Technologies’ Chairman and CEO said, “The establishment of operations in Hainan China is a significant step to advance the adoption of genetic risk assessment tests in China and in due course other parts of Asia. We are grateful for the support we have received from HRSC to date and acknowledge their commitment to continue to work with GTG to provide a meaningful contribution to the Healthy China 2030 Policy.” Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328 +61 3 8412 7000

ASX and NASDAQ Market Announcement and Media Release

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian
Chairman and CEO
Genetic Technologies
+61 3 8412 7000

Mr Paul Viney
COO, CFO and Company Secretary
Genetic Technologies
+61 438 072 616

Investor Relations and Media (Australia)
Ms Karinza Phoenix
StocksDigital
+61 428 981 074
karinza@stocksdigital

Investor Relations and Media (US)
Mr Dave Gentry
RedChip
Office: 1 800 RED CHIP (733 2447)
Cell: 407 491 4498
dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000